UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Höegh LNG Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y3262R 100
(CUSIP Number)

Höegh LNG Holdings Ltd.

Canon’s Court

22 Victoria Street

Hamilton, HM 12, Bermuda

with a copy to:

Catherine S. Gallagher

Baker Botts L.L.P.

1299 Pennsylvania Avenue NW

Washington, DC 20004

Telephone: (202) 639-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2019
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D/A

CUSIP NO. Y3262R 100

1		NAME OF REPORTING PERSON
Höegh LNG Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS (see instructions)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,257,498 Common Units*
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 15,257,498 Common Units*
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,257,498 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.9% **
14	TYPE OF REPORTING PERSON CO

*	Includes 13,156,060 common units representing limited partner interests (“Common Units”) that were issued, effective August 16, 2019, upon the one-to-one conversion of all the issued and outstanding subordinated units representing limited partner interests (“Subordinated Units”) upon the expiration of the subordination period as defined and set forth in the Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP (the “Partnership” or the “Issuer”). Höegh LNG Holdings Ltd. is also the indirect beneficial owner of the non-economic general partner interest in the Partnership.

**	Calculation of percentage based on a total of 33,266,539 Common Units issued and outstanding as of September 17, 2019.

The Reporting Person is hereby filing this Amendment No. 2 to Schedule 13D (this “Amendment”) to report the conversion of 13,156,060 issued and outstanding Subordinated Units into 13,156,060 Common Units for no additional consideration, effective August 16, 2019, upon the expiration of the subordination period as set forth and defined in the Partnership's Second Amended and Restated Agreement of Limited Partnership, dated October 5, 2017 (the “Partnership Agreement”). The Reporting Person is also reporting the granting of an aggregate of 14, 622 Common Units from the Reporting Person to its employees pursuant to the Reporting Person’s previously announced phantom unit award program (the “Phantom Unit Program”).

Item 1.	Security and Issuer

This Amendment is being filed with respect to the Common Units. The Partnership has its principal executive offices at Wessex House, 5th Floor, 45 Reid Street, Hamilton, HM 12, Bermuda.

Item 2.	Identity and Background

(a)       This Amendment is being filed by Höegh LNG Holdings Ltd., a Bermuda exempt company (“Höegh LNG” or the “Reporting Person”).

(b)       The principal business address of the Reporting Person is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

(c)       The principal business of the Reporting Person is to provide floating liquefied natural gas (“LNG”) services under long-term contracts. Höegh LNG owns and operates floating storage and regasification units that act as floating LNG import terminals and LNG carriers that transport LNG to its markets. Höegh LNG owns 100% of Höegh LNG GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”). The name, business address, present principal occupation and citizenship of each director and executive officer of Höegh LNG (the “Covered Individuals”) are set forth on Exhibit A to this Amendment, which is incorporated herein by reference. Unless otherwise indicated, the present principal occupation of each person is with Höegh LNG.

(d)       In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)        Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Issuance of Units at IPO

In connection with the formation of the Partnership on April 28, 2014, Höegh LNG made a contribution to the capital of the Partnership of $1,000 and was admitted as the initial limited partner and the General Partner was admitted as the general partner of the Partnership. Prior to the initial public offering of the Partnership (the “IPO”), a wholly-owned subsidiary of Höegh LNG assigned or transferred capital stock and other equity interests in certain of Höegh LNG’s wholly and partially owned subsidiaries that had interests in the GDF Suez Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung to a wholly-owned subsidiary of the Partnership as capital contributions. In connection with the IPO and pursuant to the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated August 12, 2014, the Partnership redeemed Höegh LNG’s initial limited partner interest and issued to Höegh LNG (A) 2,116,060 Common Units, representing a 8.0% limited partner interest in the Partnership and (B) 13,156,060 Subordinated Units, representing a 50.0% limited partner interest in the Partnership. On August 12, 2014, the Partnership sold 11,040,000 Common Units (including 1,440,000 Common Units sold pursuant to the exercise in full by the underwriters of their option to purchase additional Common Units) in the IPO pursuant to an underwriting agreement dated August 7, 2014 among the Partnership, Höegh LNG, the General Partner and Höegh LNG Partners Operating LLC and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein. The Common Units were registered under the Exchange Act on August 4, 2014.

In connection with the IPO, certain Covered Individuals acquired with personal funds, beneficial ownership of Common Units through the Partnership’s directed unit program at the initial public offering price of $20.00 per unit.

Conversion of Subordinated Units

The Partnership Agreement provided that the Subordinated Units owned by Höegh LNG would convert into Common Units two business days after the Partnership met certain financial tests set forth in the Partnership Agreement. These financial tests required the Partnership to have earned and paid a minimum quarterly distribution on all of the outstanding units for three consecutive, non-overlapping four-quarter periods. On August 14, 2019, the Partnership paid the final distribution required to satisfy the financial tests. On August 16, 2019, all 13,156,060 Subordinated Units converted into Common Units on a one-for-one basis for no additional consideration, and Höegh LNG became the beneficial owner of 13,156,060 additional Common Units.

Phantom Unit Program

Additionally, since the date of the Schedule 13D/A filed by the Reporting Person with the U.S. Securities and Exchange Commission (the "Commission") on July 27, 2017, the Reporting Person has granted, for no consideration, an aggregate of 14,622 Common Units from the Reporting Person to certain of its employees (including certain Covered Individuals) pursuant to the Reporting Person’s previously announced Phantom Unit Program. 65,284 additional Common Units are available for grants by the Reporting Person pursuant to the Phantom Unit Program.

Item 4.	Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Common Units (and made the original acquisition of the Subordinated Units) for investment purposes and in order to effect the IPO. The Reporting Person at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units that it owns depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Under the Limited Liability Company Agreement of the General Partner, dated April 14, 2014 (the “General Partner LLC Agreement”), the Reporting Person has the right to designate the individuals that serve on the board of directors of the General Partner. The General Partner, in turn, has the right to appoint three of the seven directors of the Partnership. Through the right to appoint the board of directors of the General Partner, the Reporting Person has the ability to influence the management, policies and control of the Partnership with the aim of increasing the value of the Partnership, and thus of the Reporting Person’s investment.

Except as disclosed herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 33,266,539 Common Units issued and outstanding as of September 17, 2019) are as follows:

Amount beneficially owned: 15,257,498	Percentage: 45.9%
Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	15,257,498
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	15,257,498
iv.	Shared power to dispose or to direct the disposition of:	0

In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Sveinung J.S. Støhle	15,915	*
Morten W. Høegh	441,037	1.33%**
Leif O. Høegh	441,037	1.33%**
Andrew Jamieson	8,537	*
Ditlev Wedell-Wedellsborg	16,210	*

*	Less than 1% of the class beneficially owned.

**	Morten W. Høegh and Leif O. Høegh may be deemed to have shared beneficial ownership of 441,037 Common Units through direct and indirect ownership interests in Leif Höegh & Co Ltd. Morten W. Høegh has an indirect minority ownership and voting interest in Fraternitas AS, which beneficially owns 50,000 Common Units. If the Common Units owned by Fraternitas AS were deemed to be beneficially owned by Morten W. Høegh, then he would share beneficial ownership of a total of 491,037 common units, or 1.48% of the Common Units issued and outstanding as of September 17, 2019.

(c)       Except as described herein, neither the Reporting Person nor, to the Reporting Person’s knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)       The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Amendment and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 2 and 3 above is incorporated herein by reference.

Partnership Agreement

General Partner’s Right to Appoint Directors

The Partnership’s board of directors consists of seven members, three of which are appointed by the General Partner (“Appointed Directors”) and four of which are elected by holders of the Common Units (“Elected Directors”). Appointed Directors serve as directors for terms determined by General Partner. Elected Directors are divided into four classes serving staggered four-year terms.

Voting Restrictions

The Partnership Agreement provides that, if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The General Partner, its affiliates (including Höegh LNG) and persons who acquire Common Units with the prior approval of the board of directors are not subject to the 4.9% limitation except with respect to voting their Common Units in the election of the Elected Directors.

Registration Rights

Under the Partnership Agreement, the Partnership agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates (including Höegh LNG) or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of the General Partner as the general partner of the Partnership. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Limited Call Right

Under the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

General Partner LLC Agreement

Under the General Partner LLC Agreement, the Reporting Person has the right to designate the individuals that serve on the board of directors of the General Partner.

To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement as set forth in this Amendment are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 1.2 to the Partnership’s Annual Report on Form 20-F, filed with the Commission on April 10, 2019, which is incorporated by reference herein in its entirety. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Amendment are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1, filed with the Commission on July 3, 2014 (File No. 333-197228), which is incorporated by reference herein in its entirety.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Directors and Executive Officers of Höegh LNG Holdings Ltd.

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated October 5, 2017 (filed as Exhibit 1.2 to the Partnership’s Annual Report on Form 20-F, filed with the Commission on April 10, 2019 and incorporated by reference herein in its entirety).

Exhibit C	Limited Liability Company Agreement of Höegh LNG GP LLC (filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1, filed with the Commission on July 3, 2014 (File No. 333-197228) and incorporated by reference herein in its entirety).

Exhibit D	Höegh LNG Holdings Ltd. Form Phantom Unit Agreement (filed as Exhibit 4.5 to the Partnership’s Registration Statement on Form S-8, filed with the Commission on June 3, 2016 (File No. 333-211840) and incorporated by reference herein in its entirety).

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2019
Höegh LNG Holdings Ltd.

/s/ Sveinung J.S. Støhle
	Name:	Sveinung J.S. Støhle
	Title:	President and Chief Executive Officer

EXHIBIT A

Directors and Executive Officers of Höegh LNG Holdings Ltd.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship
Sveinung J.S. Støhle, President and Chief Executive Officer	Drammensveien 134 0277 Oslo, Norway	Norway
Håvard Furu, Chief Financial Officer	Drammensveien 134 0277 Oslo, Norway	Norway
Morten W. Høegh, Chairman	5 Young Street London W8 5EH United Kingdom	Norway
Leif O. Høegh, Deputy Chairman	Drammensveien 134 0277 Oslo, Norway	Norway
Steven Rees Davies, Director	Partner Appleby Global Canon’s Court 22 Victoria Street Hamilton, HM 12, Bermuda	United Kingdom
Andrew Jamieson, Director	158 Kensington Park Road, W11 2ER, London, United Kingdom	United Kingdom
Christopher G. Finlayson, Director	Chairman Interoil Corporation 163 Penang Road #06-02 Winsland House II Singapore	United Kingdom
Jørgen Kildahl, Director	Werner - Kälin Str. 3 8840 Einsiedeln Switzerland	Norway
Ditlev Wedell-Wedellsborg, Director	Chief Executive Officer Weco Invest A/S Kvæsthusgade 1, 1.sal DK-1251 Copenhagen K, Denmark	Denmark